SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Expanded CGG fleet achieves new industry records

Paris, France – April 4th 2013

CGG announced today that its new fleet, with the addition of four high-end vessels from its recent acquisition of Fugro Geoscience, set two new industry records that highlight the strength of its marine capabilities.

The longest offsets in the industry for a full-azimuth (FAZ) multi-vessel survey

Firstly, through its proprietary ground-breaking StagSeisTM survey configuration, CGG can claim the record for deploying the longest offsets in the industry for a full-azimuth (FAZ) multi-vessel survey. For the recent multi-client ‘IBALT’ survey in the Gulf of Mexico, offsets were a record-breaking 18km.

StagSeisTM data are acquired using multiple vessels with an innovative staggered configuration, developed to provide the ultra-long offsets, full-azimuth and broad bandwidth (especially low frequencies) required to face the challenges of imaging in complex areas such as the Gulf of Mexico. As the data are acquired in a regular grid, processing is compatible with conventional wide-azimuth techniques, allowing faster turnaround than alternative non-linear methods.

The largest single-vessel acquisition footprint in the world

Secondly, the Geo Caribbean operating in the Gulf of Mexico can claim the title of the largest man-made moving object on the face of the earth, with its record-breaking 13.44 km2 towing configuration.

The challenge was to design a configuration that would enable the client to meet its survey objectives in a cost-effective and efficient manner, while also achieving the survey’s geological objectives. CGG proposed a wide tow of eight streamers with a 160-m separation, 60% wider than a typical survey with a 100-m separation, enabling a greater area of data to be acquired in a single pass and hence greater production efficiency. By deploying a streamer length of 12000m, CGG delivered the long offsets required to achieve the survey’s geological objectives. The end-result is an efficient survey design and the largest single-vessel acquisition footprint in the world.

Jean-Georges Malcor, CEO, CGG, said: “These impressive achievements by our marine fleet are further examples of our continuing commitment to innovation and our pioneering role within our industry. With the addition of Fugro’s C-class vessels to our recently upgraded fleet, we now have the largest seismic fleet of modern high-end vessels bringing the benefits of innovative illumination solutions to our clients.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contact

Investor Relations

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 4th, 2013	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP